SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the
Securities Exchange Act of 1934
(Amendment No. 2)

AMBASSADORS INTERNATIONAL, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

3.75% Convertible Senior Notes due 2027	023178AA and 023178AB2

(Title of Class of Securities)	(CUSIP Numbers of Class of Securities)

Mark T. Detillion
Chief Financial Officer
Ambassadors International, Inc.
2101 4th Avenue, Suite 210
Seattle, Washington 98121
(206) 292-9606
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
With copies to:
David J. Johnson, Jr., Esq.
John-Paul Motley, Esq.
O’Melveny & Myers LLP
1999 Avenue of the Stars, 7th Floor
Los Angeles, California 90067
Telephone: (310) 553-6700
Facsimile: (310) 246-6779

CALCULATION OF FILING FEE

Transaction valuation(*)	Amount of Filing Fee(**)
$50,857,722.06	$2,837.86
*	Calculated solely for the purpose of determining the amount of the filing fee. This valuation is based on the purchase price of an aggregate of $97,000,000 principal amount of the Company’s outstanding 3.75% Convertible Senior Notes due 2027 (the “Existing Notes”), as described herein, equaling an aggregate of (i) 22,346,534 shares of the Company’s common stock (valued at $1.09 per share, the average of the high and low prices on September 23, 2009) and (ii) $26,500,000 aggregate principal amount of the Company’s 10% Senior Secured Notes due 2012, assuming all Existing Notes are exchanged in this exchange offer.

**	Previously paid.
☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,837.86	Filing party:	Ambassadors International, Inc.
Form or Registration No.: SC TO-I	Date filed:	September 25, 2009
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
          Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
          Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
          If applicable, check the appropriate box(es) below to designate the appropriate rule provisions(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

          This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Original Schedule TO”), originally filed with the Securities and Exchange Commission (the “SEC”) by Ambassadors International, Inc., a Delaware corporation (the “Company”) on September 25, 2009, as amended by Amendment No. 1 to the Original Schedule TO filed with the SEC on October 23, 2009 (“Amendment No. 1,” and the Original Schedule TO as amended and supplemented by Amendment No.1 and this Amendment, the “Schedule TO”). The Schedule TO relates to the offer by the Company, pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended, to exchange (as amended or supplemented, the “Exchange Offer”) for each $1,000 principal amount of the Company’s outstanding 3.75% Convertible Senior Notes due 2027 (the “Existing Notes”) and certain associated rights: (i) 230.3766 shares of the Company’s common stock, par value $0.01 per share (“Common Stock”), plus (ii) $273.1959 principal amount of the Company’s 10% Senior Secured Notes due 2012, including the Subsidiary Guarantees referred to below (the “New Notes,” and, together with the consideration referenced in clause (i), the “Exchange Consideration”), upon the terms and subject to the conditions set forth in the Company’s Offer to Exchange and Consent Solicitation, dated September 25, 2009 (as amended and supplemented from time to time, the “Offer to Exchange”) and in the related Exchange Offer materials (which Offer to Exchange and related Exchange Offer materials, as amended and supplemented from time to time, collectively constitute the “Offer Documents”). Capitalized terms used but not defined in this Amendment shall have the meanings assigned to them in the Offer to Exchange. Except as set forth in this Amendment, the terms of the Exchange Offer remain the same as set forth in the Offer Documents (as previously amended and supplemented by Amendment No. 1).
          The Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended. The information set forth in the Offer to Exchange, and in the related Letter of Transmittal and Consent (the “Letter of Transmittal”), copies of which are Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO, is incorporated by reference into the Schedule TO in response to all of the items of the Schedule TO, except those items as to which information is specifically provided in the Schedule TO and, except that such information was amended and supplemented by Amendment No. 1 to the extent specifically provided therein and is hereby further amended and supplemented to the extent specifically provided herein.
Amendments to Items 1 through 9, and 11 of Schedule TO and to the Offer Documents.
          Items 1 through 9, and 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer Documents, and the Offer Documents are hereby amended and supplemented as follows:
          (1) Extension of Expiration Date
          On November 4, 2009, the Company issued a press release announcing that it is extending the Expiration Date of the Exchange Offer from 5:00 p.m., New York City time, on Thursday, November 5, 2009 to 5:00 p.m., New York City time, on Thursday, November 12, 2009. The press release extending the expiration date is attached as Exhibit (a)(5)(D) hereto and incorporated herein by reference. Accordingly, all references in the Offer to Exchange, the Letter of Transmittal and the Schedule TO to an Expiration Date of 5:00 p.m., New York City time, on Thursday, November 5, 2009, shall instead be deemed to be references to an Expiration Date of 5:00 p.m., New York City time, on Thursday, November 12, 2009. Holders may withdraw tendered Notes at any time on or before the Expiration Date.

          (2) Historical and Unaudited Pro Forma Financial Data
          The section under the caption “Historical and Unaudited Pro Forma Financial Data—Summary Historical Consolidated Financial Data” beginning on page 18 of the Offer to Exchange is hereby amended and restated in its entirety as follows:
Summary Historical Consolidated Financial Data

The following table presents the summary consolidated historical financial data of the Company and its subsidiaries for the periods set forth below. The summary consolidated historical financial data of the Company and its subsidiaries as of and for the years ended December 31, 2008 and 2007 has been derived from our audited consolidated financial statements included in our Current Report on Form 8-K/A filed with the SEC on November 3, 2009, which is incorporated herein by reference. The summary consolidated historical financial data of the Company and its subsidiaries for each of the six-month periods ended June 30, 2009 and 2008 has been derived from our unaudited consolidated financial statements included in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, which is incorporated herein by reference. See “Incorporation of Documents by Reference.” The summary consolidated financial data as of and for the years ended December 31, 2008 and 2007 has been revised from the financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2008 to reflect (i) the operations of Ambassadors Marine Group, LLC (“Marine Group”) and Cypress Reinsurance, Ltd. as discontinued operations, (ii) the retrospective application of the Financial Accounting Standards Board Staff Position, Accounting Principles Board No. 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)” (“FSP APB14-1”) and (iii) a restatement for the 2008 $7 million loss on disposal related to two Majestic America Line vessels from other income (expense) to Operating loss from continuing operations.

The summary consolidated financial data set forth below should be read in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Current Report on Form 8-K/A filed with the SEC on November 3, 2009 and in our quarterly report on Form 10-Q for the quarter ended June 30, 2009 and our consolidated financial statements and notes incorporated herein by reference. Operating results for the six months ended June 30, 2009 are not necessarily indicative of the operating results to be expected for the year ended December 31, 2009.

	Six Months Ended		Year Ended
	June 30,		December 31,
	2009	2008	2008	2007
	(In thousands) (as restated)

Statement of Operations Data:
Revenues	$31,402	$76,772	$165,936	$168,905
Cruise operating expenses	24,540	57,037	121,967	123,955
Impairment charge	16,684	—	—	—
Operating loss from continuing operations	(25,429)	(13,941)	(20,061)	(28,557)
Loss from continuing operations	(28,121)	(17,539)	(22,045)	(32,935)
Income (loss) from discontinued operations	(5,338)	2,107	(16,137)	4,536
Net loss	$(33,459)	$(15,432)	$(38,182)	$(28,399)

	June 30,	December 31,	December 31,
	2009	2008	2007
	(In thousands)

Balance Sheet Data:
Total Assets	$153,894	$208,356	$388,655
Property vessels and equipment	110,852	130,461	212,297
Current Liabilities	39,143	60,743	140,734
Long Term debt	88,149	86,679	149,155
Total liabilities	127,292	147,422	289,924
Stockholders equity	26,602	60,934	98,731
          The section under the caption “Historical and Unaudited Pro Forma Financial Data—Unaudited Pro Forma Financial Data” beginning on page 18 of the Offer to Exchange is hereby amended and restated in its entirety as follows:
Unaudited Pro Forma Financial Data

The following unaudited pro forma financial statements are based on, and should be read in conjunction with our audited financial statements as of and for the year ended December 31, 2008 and related notes thereto, our unaudited financial statements as of and for the six months ended June 30, 2009 and related notes thereto, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for each such period, all of which are incorporated herein by reference. See “Where You Can Find Additional Information.”

The unaudited pro forma statements of operations for the six months ended June 30, 2009 and for the year ended December 31, 2008 give pro forma effect to the Exchange Offer as if it had occurred on January 1, 2008. The unaudited pro forma balance sheet as of June 30, 2009 assumes that the Exchange Offer was completed on June 30, 2009.

The unaudited pro forma financial statements are for informational purposes only, are not indications of future performance, and should not be considered indicative of actual results that would have been achieved had the Exchange Offer actually been consummated on the dates or at the beginning of the periods presented.

The unaudited pro forma financial statements do not purport to indicate the financial position or results of operations as of any future date or for any future period. Please refer to the following information in conjunction with the accompanying notes to these pro forma financial statements.

The unaudited pro forma financial statements are presented assuming three different scenarios: (1) approximately 59.5% of the Existing Notes are tendered, which represent the Existing Notes held by each Holder party to a Support Agreement, (2) 75% of the Existing Notes are tendered and accepted and (3) all of the Existing Notes are tendered and accepted.

The settlement of the Existing Notes will be accounted for under Statement of Financial Accounting Standard (“SFAS”) No. 15 (as amended), “Accounting by Debtors and Creditors for Troubled Debt Restructurings” (“SFAS No. 15”). Accordingly, the carrying value of the

Existing Notes will be reduced by (1) the fair value of the equity granted to creditors and (2) total cash payments required under the New Notes, both principal and interest. The difference between the carrying value of the Existing Notes immediately prior to the settlement date and the sum of the fair value of Common Stock granted and cash payments under the New Notes is expected to result in a pre tax gain on settlement of approximately $28.9 million, $35.8 million or $46.6 million, assuming a participation rate of 59.5%, 75.0% or 100%, respectively, from Existing Note Holders. The ultimate gain will be measured at the closing price of the Common Stock on the day the transaction is complete. The unaudited pro forma consolidated statements of operations below do not reflect the pretax gain on the debt settlement because it will not have a continuing impact.

Because SFAS No. 15 requires that the interest to be paid under the New Notes be considered in the calculation of the gain on settlement of the Existing Notes, all prospective interest payments made based on the terms of the New Notes will be accounted for as reductions of the carrying amount of the liability. Accordingly, interest expense on the New Notes is not reflected as a pro forma adjustment in the pro forma statement of operations.

The following unaudited pro forma financial statements do not reflect a $27.7 million impairment of Windstar Cruises long lived assets, recognized by the Company at September 30, 2009. The Company concluded that the previously announced exchange offer that the Company is conducting for its outstanding 3.75% Convertible Senior Notes due 2027 and other developments during the quarter qualified as a triggering event under SFAS No. 144, “Accounting for the Impairment or Disposal of Long Lived Assets.” As a result of this determination, the Company conducted an impairment analysis of its long-lived assets including its Windstar Cruises ships in the quarter ended September 30, 2009.

The following unaudited pro forma financial statements do not reflect the agreement to sell the vessel, Queen of the West. The Queen of the West is not currently operating. During the third quarter of 2009, the Company entered into an agreement to sell the vessel. This sale is expected to close during the fourth quarter of 2009. The negotiated sales price for the Queen of the West was less than the estimated fair value used in the Company’s impairment analysis as of June 30, 2009. Accordingly, as of September 30, 2009, the Company conducted an additional impairment test of its long-lived assets. Due to the sales price of the Queen of the West and its impact on the Company’s estimates of the fair value of the Majestic America Line assets, an additional impairment will be recognized to reduce the carrying value of these assets by $4.25 million in September 2009.

The following unaudited pro forma financial statements do not reflect an offer received in September 2009 from an insurance company of $1.0 million to settle an outstanding business interruption claim related to a Majestic America Line sailing accident in 2007. The Company views this offer as the minimum amount that will be received under this claim.

The following unaudited pro forma financial statements also do not reflect the disposition of the Cypress Re re-insurance business, which is a discontinued operation. In August 2009, the Company exited the re-insurance business by assigning all Cypress Re assets and liabilities to a third party. Based on the excess of assets assigned versus liabilities assumed, the Company will record a loss from discontinued operations of $1.3 million for the quarter ended September 30, 2009. In addition, as a result of the exit from the business, the Company is no longer required to maintain secured letters of credit and $2.1 million of restricted cash became available for funding operations.

Assuming 59.5% of the Existing Notes Are Exchanged

The following unaudited pro forma financial statements give effect to the financial impact of the settlement of the Exchange Offer, as if the Exchange Offer was consummated, and $57,750,000 aggregate principal amount (or approximately 59.5%) of the outstanding Existing Notes were exchanged pursuant thereto, as of June 30, 2009 for purposes of the unaudited pro forma balance sheet and as of January 1, 2008 for purposes of the unaudited pro forma statement of operations, including:

•	the tender and cancellation of $57,750,000 of Existing Notes;

•	the issuance of a total of 13,304,249 shares of Common Stock and a total of $15,777,064 principal amount of New Notes in exchange for the tender and cancellation of such Existing Notes; and

•	the payment of estimated offering expenses of approximately $1.5 million related to the Exchange Offer.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
(Assuming 59.5% of the Existing Notes Are Exchanged)

	As of June 30, 2009
		Adjustment
		for Exchange		Pro
	Historical	Offer		Forma
	(In thousands, except share data)

Assets:
Current assets
Cash and cash equivalents	$5,484	$(1,516	)(4)	$3,968
Restricted cash	15,592			15,592
Accounts and other receivables, net of allowance of $20 and $0 in 2008 and 2007, respectively	1,195			1,195
Inventory	1,405			1,405
Prepaid costs and other current assets	4,522	(111)		4,411
Assets held for sale	5,706			5,706

Total current assets	33,904	(1,627)		32,277
Property, vessels and equipment, net	110,852			110,852
Deferred income taxes	746			746
Other intangibles, net	7,282			7,282
Other assets	1,110			1,110

Total assets	$153,894	$(1,627)		$152,267
Liabilities:
Current liabilities:
Accounts payable	$13,019	$		$13,019
Passenger and participant deposits	15,873			15,873
Accrued expenses	4,669	(451)		4,218
Current portion of long term debt	948			948
Deferred income taxes	746			746
Liabilities related to assets held for sale	3,888			3,888

Total current liabilities	39,143	(451)		38,692
Long term debt, net of discount of $8,851 at June 30 2009	88,149	(28,894	)(2)
		(5,721	)(1)	53,534

Total liabilities	$127,292	$(35,066)		$92,226
Stockholders’ equity:
Preferred stock, $.01 par value; 2,000,000 shares authorized; none issued	—			—
Common stock, $.01 par value; 40,000,000 shares authorized; 11,318,067 and 10,888,655 shares issued and outstanding in 2008 and 2007, respectively	109	133	(1)	242
Additional paid-in capital	110,823	5,588	(1)	116,411
Accumulated deficit	(84,331)	27,718	(1)	(56,613)
Accumulated other comprehensive income	1			1

Total stockholders’ equity	$26,602	$33,439		$60,041

Total liabilities and stockholders’ equity	$153,894	$(1,627)		$152,267

Pro Forma Working Capital

Current Assets	$32,277
Less Current Liabilities	(38,692)

$(6,415)

See the accompanying notes to the unaudited pro forma consolidated information, which are an integral part of this data.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
(Assuming 59.5% of the Existing Notes Are Exchanged)

	Six Months Ended June 30, 2009				Twelve Months Ended December 31, 2008
		Adjustment				Adjustment
		for Exchange				for Exchange
	Historical	Offer		Pro Forma	Historical	Offer		Pro Forma

Revenues:
Passenger ticket revenue	$23,981			$23,981	$126,248			$126,248
Onboard and other cruise revenue	5,473			5,473	24,747			24,747
Travel and event related	1,948			1,948	14,941			14,941

	31,402			31,402	165,936			165,936
Costs and operating expenses:
Cruise operating expenses
Compensation and benefits	4,181			4,181	26,040			26,040
Passenger expenses	1,775			1,775	10,579			10,579
Materials and services	12,430			12,430	59,601			59,601
Repairs and maintenance	3,831			3,831	12,309			12,309
Commissions and other cruise operating expenses	2,323			2,323	13,438			13,438

	24,540			24,540	121,967			121,967
Selling and tour promotion	4,162			4,162	12,355			12,355
General and administrative	5,984			5,984	31,201			31,201
Depreciation and amortization	5,461			5,461	13,466			13,466
Impairment charge	16,684			16,684	—			—
Loss on asset disposal	—			—	7,008			7,008

	56,831			56,831	185,997			185,997
Operating loss	(25,429)			(25,429)	(20,061)			(20,061)
Other income (expense):
Interest and dividend income	44			44	719			719
Interest expense	(3,333)	$1,971	(3)	(1,362)	(8,268)	$4,228	(3)	(4,040)
Other income(expense), net	406			406	5,618			5,618

	(2,883)	1,971		(912)	(1,931)	4,228		2,297
(Loss) from continuing operations before taxes	(28,312)	1,971		(26,341)	(21,992)	4,228		(17,764)
Provision (benefit) for income taxes	(191)	—		(191)	53	1,607		1,660

(Loss) from continuing operations	(28,121)	1,971		(26,150)	(22,045)	2,621		(19,424)
(Loss) income from discontinued operations	(5,338)			(5,338)	(16,137)			(16,137)

Net (loss) income	$(33,459)	$1,971		$(31,488)	$(38,182)	$2,621		$(35,561)

Earnings (loss) per share from continuing operations:
Basic and Diluted(5)	$(2.53)	$1.46		$(1.07)	$(2.02)	$1.45		$(0.80)

Earnings (loss) per share from discontinued operations
Basic and Diluted(5)	$(0.48)	$0.26		$(0.22)	$(1.47)	$0.57		$(0.67)

Net income (loss) per share:
Basic and Diluted(5)	$(3.01)	$1.72		$(1.29)	$(3.49)	$2.02		$(1.47)

Weighted average common shares outstanding:
Basic(5)	11,117	13,304		24,421	10,926	13,304		24,230
Diluted(5)	11,117	13,304		24,421	10,926	13,304		24,230
(Assumes new shares issued at beginning of period)

See the accompanying notes to the unaudited pro forma consolidated financial information, which are an integral part of this data.

Notes to Unaudited Pro Forma Consolidated Financial Information (Assuming 59.5% of the Existing Notes Are Exchanged)

1. The fair value of equity granted to creditors or the 13,304,249 shares of Common Stock expected to be issued is based on the trading value of the Company’s stock on September 4, 2009 or the day the Support Agreements were entered into by Holders of approximately 59.5% of the Existing Notes. The fair value of the Common Stock was calculated as 13,304,249 × $0.43, being the closing price of the Common Stock on September 4, 2009, for a total of $5,721,000. The ultimate gain realized by the Company will be measured at the closing price of the Common Stock on the day the transaction is complete. See the table below that illustrates the possible results based on various trading prices during recent months.

Company Stock Price	New Shares Issued	Resulting Gain
	(In thousands)	(In thousands)

$1.04	13,304	$20,744
$0.66	13,304	$25,799
$0.43	13,304	$28,859
$0.38	13,304	$29,525
$0.28	13,304	$30,855

2. The cash payments under the New Notes are equal to the principal amount of $15.8 million due at maturity on January 15, 2012 and the semi-annual interest payments at 10% per year totaling $2.1 million.

3. These pro forma unaudited financial statements assume the New Notes replaced approximately 59.5% of the Existing Notes as of the beginning of the first period presented or January 1, 2008. Accordingly, the interest expense related to approximately 59.5% of the Existing Notes has been removed from the pro forma statement of operations for the year ended December 31, 2008 and the six months ended June 30, 2009. Interest expense for these periods totaled $4.2 million and $2.0 million, respectively. Interest expense related to the outstanding Existing Notes that are not exchanged continues to be reflected in the results of operations.

4. The Company estimates that it will incur $1.5 million in legal and professional fees as direct costs of the Exchange Offer. These costs are reflected as a reduction in the gain on settlement of the Existing Notes. The Company does not expect to incur a current tax liability in connection with the Exchange Offer based on a preliminary estimate of Federal alternative minimum tax and certain state income taxes associated with the transaction. The Company estimates the taxable gain will be off-set by net operating losses to the extent available under Section 382 of the Internal Revenue Code of 1986, alternative minimum taxes and availability for state purposes. Due to the existence of the valuation allowance, future changes in the Company’s unrecognized tax benefits will not impact the Company’s effective tax rate.

5. Earnings per share calculations have been adjusted to reflect (1) the decrease in net loss due to the reduction in interest expense and (2) the additional 13,304,249 shares of Common Stock assumed to be issued and outstanding during each period presented.

Assuming 75% of the Existing Notes Are Exchanged

The following unaudited pro forma financial statements give effect to the financial impact of the settlement of the Exchange Offer, as if the Exchange Offer was consummated, and $72,750,000 aggregate principal amount (or 75%) of the outstanding Existing Notes were exchanged pursuant thereto, as of June 30, 2009 for purposes of the unaudited pro forma balance sheet and as of January 1, 2008 for purposes of the unaudited pro forma statement of operations, including:

•	the tender and cancellation of $72,750,000 of Existing Notes;

•	the issuance of a total of 16,759,898 shares of Common Stock and a total of $19,875,000 principal amount of New Notes in exchange for the tender and cancellation of such Existing Notes; and

•	the payment of estimated offering expenses of approximately $1.5 million related to the Exchange Offer.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
(Assuming 75% of the Existing Notes Are Exchanged)

	As of June 30, 2009
		Adjustment
		for Exchange
	Historical	Offer		Pro Forma
	(In thousands, except share data)

Assets:
Current assets
Cash and cash equivalents	$5,484	$(1,516	)(4)	$3,668
		(300	)(4)
Restricted cash	15,592			15,592
Accounts and other receivables, net of allowance of $20 and $0 in 2008 and 2007, respectively	1,195			1,195
Inventory	1,405			1,405
Prepaid costs and other current assets	4,522	(140)		4,382
Assets held for sale	5,706			5,706

Total current assets	33,904	(1,956)		31,948
Property, vessels and equipment, net	110,852			110,852
Deferred income taxes	746			746
Other intangibles, net	7,282			7,282
Other assets	1,110			1,110

Total assets	$153,894	$(1,956)		$151,938
Liabilities:
Current liabilities:
Accounts payable	$13,019	$		$13,019
Passenger and participant deposits	15,873			15,873
Accrued expenses	4,669	(568)		4,101
Current portion of long term debt	948			948
Deferred income taxes	746			746
Liabilities related to assets held for sale	3,888			3,888

Total current liabilities	39,143	(568)		38,575
Long term debt, net of discount of $8,851 at June 30 2009	88,149	(35,766	)(2)
		(7,207	)(1)	45,176

Total liabilities	$127,292	$(43,541)		$83,751
Stockholders’ equity:
Preferred stock, $.01 par value; 2,000,000 shares authorized; none issued	—			—
Common stock, $.01 par value; 40,000,000 shares authorized; 11,318,067 and 10,888,655 shares issued and outstanding in 2008 and 2007, respectively	109	168	(1)	277
Additional paid-in capital	110,823	7,039	(1)	117,862
Accumulated deficit	(84,331)	34,378		(49,953)
Accumulated other comprehensive income	1			1

Total stockholders’ equity	$26,602	$41,585		$68,187

Total liabilities and stockholders’ equity	$153,894	$(1,956)		$151,938

Pro Forma Working Capital

Current Assets	$31,948
Less Current Liabilities	(38,575)

(6,627)

See the accompanying notes to the unaudited pro forma consolidated financial information, which are an integral part of this data.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
(Assuming 75% of the Existing Notes Are Exchanged)

	Six Months Ended June 30, 2009				Twelve Months Ended December 31, 2008
		Adjustment				Adjustment
		for Exchange				for Exchange
	Historical	Offer		Pro Forma	Historical	Offer		Pro Forma

Revenues:
Passenger ticket revenue	$23,981			$23,981	$126,248			$126,248
Onboard and other cruise revenue	5,473			5,473	24,747			24,747
Travel and event related	1,948			1,948	14,941			14,941

	31,402			31,402	165,936			165,936
Costs and operating expenses:
Cruise operating expenses
Compensation and benefits	4,181			4,181	26,040			26,040
Passenger expenses	1,775			1,775	10,579			10,579
Materials and services	12,430			12,430	59,601			59,601
Repairs and maintenance	3,831			3,831	12,309			12,309
Commissions and other cruise operating expenses	2,323			2,323	13,438			13,438

	24,540			24,540	121,967			121,967
Selling and tour promotion	4,162			4,162	12,355			12,355
General and administrative	5,984			5,984	31,201			31,201
Depreciation and amortization	5,461			5,461	13,466			13,466
Impairment charge	16,684			16,684	—			—
Loss on asset disposal	—			—	7,008			7,008

	56,831			56,831	185,997			185,997
Operating loss	(25,429)			(25,429)	(20,061)			(20,061)
Other income (expense):
Interest and dividend income	44			44	719			719
Interest expense	(3,333)	$2,485	(3)	(848)	(8,268)	$4,873	(3)	(3,395)
Other income(expense), net	406			406	5,618			5,618

	(2,883)	2,485		(398)	(1,931)	4,873		2,942
(Loss) from continuing operations before taxes	(28,312)	2,485		(25,827)	(21,992)	4,873		(17,119)
Provision (benefit) for income taxes	(191)	300		109	53	1,852		1,905

(Loss) from continuing operations	(28,121)	2,185		(25,936)	(22,045)	3,021		(19,024)
(Loss) income from discontinued operations	(5,338)			(5,338)	(16,137)			(16,137)

Net (loss) income	$(33,459)	$2,185		$(31,274)	$(38,182)	$3,021		$(35,161)

Earnings (loss) per share from continuing operations:
Basic and Diluted(5)	$(2.53)	$1.60		$(0.93)	$(2.02)	$1.33		$(0.69)

Earnings (loss) per share from discontinued operations
Basic and Diluted(5)	$(0.48)	$0.29		$(0.19)	$(1.47)	$0.88		$(0.58)

Net income (loss) per share:
Basic and Diluted(5)	$(3.01)	$1.89		$(1.12)	$(3.49)	$2.22		$(1.27)

Weighted average common shares outstanding:
Basic(5)	11,117	16,760		27,877	10,926	16,760		27,686
Diluted(5)	11,117	16,760		27,877	10,926	16,760		27,686
(Assumes new shares issued at beginning of period)

See the accompanying notes to the unaudited pro forma consolidated financial information, which are an integral part of this data.

Notes to Unaudited Pro Forma Consolidated Financial Information (Assuming 75% of the Existing Notes Are Exchanged)

1. The fair value of equity granted to creditors or the 16,759,898 shares of Common Stock expected to be issued is based on the trading value of the Company’s stock on September 4, 2009 or the day the Support Agreements were entered into by Holders of approximately 59.5% of the Existing Notes. The fair value of the Common Stock was calculated as 16,759,898 × $0.43, being the closing price of the Common Stock on September 4, 2009, for a total of $7,207,000. The ultimate gain realized by the Company will be measured at the closing price of the Common Stock on the day the transaction is complete. See the table below that illustrates the possible results based on various trading prices during recent months.

Company Stock Price	New Shares Issued	Resulting Gain
	(In thousands)	(In thousands)

$1.04	16,760	$25,542
$0.66	16,760	$31,911
$0.43	16,760	$35,766
$0.38	16,760	$36,604
$0.28	16,760	$38,280

2. The cash payments under the New Notes are equal to the principal amount of $19.9 million due at maturity on January 15, 2012 and the semi-annual interest payments at 10% per year totaling $3.3 million.

3. These pro forma unaudited financial statements assume the New Notes replaced 75% of the Existing Notes as of the beginning of the first period presented or January 1, 2008. Accordingly, the interest expense related to 75% of the Existing Notes has been removed from the pro forma statement of operations for the year ended December 31, 2008 and the six months ended June 30, 2009. Interest expense for these periods totaled $4.9 million and $2.5 million, respectively. Interest expense related to the outstanding Existing Notes that are not exchanged continues to be reflected in the results of operations.

4. The Company estimates that it will incur $1.5 million in legal and professional fees as direct costs of the Exchange Offer. These costs are reflected as a reduction in the gain on settlement of the Existing Notes. The Company expects to incur a current tax liability of $0.3 million in connection with the Exchange Offer based on a preliminary estimate of Federal alternative minimum tax and certain state income taxes associated with the transaction. The Company estimates the taxable gain will be off-set by net operating losses to the extent available under Section 382 of the Internal Revenue Code of 1986, alternative minimum taxes and availability for state purposes. Due to the existence of the valuation allowance, future changes in the Company’s unrecognized tax benefits will not impact the Company’s effective tax rate.

5. Earnings per share calculations have been adjusted to reflect (1) the decrease in net loss due to the reduction in interest expense and (2) the additional 16,759,898 shares of Common Stock assumed to be issued and outstanding during each period presented.

Assuming 100% of the Existing Notes Are Exchanged

The following unaudited pro forma financial statements give effect to the financial impact of the settlement of the Exchange Offer, as if the Exchange Offer was consummated, and 100% of the outstanding Existing Notes were exchanged pursuant thereto, as of June 30, 2009 for purposes of the unaudited pro forma balance sheet and as of January 1, 2008 for purposes of the unaudited pro forma statement of operations, including:

•	the tender and cancellation of $97,000,000 of Existing Notes;

•	the issuance of a total of 22,346,534 shares of Common Stock and a total of $26,500,000 principal amount of New Notes in exchange for the tender and cancellation of all the Existing Notes; and

•	the payment of estimated offering expenses of approximately $1.5 million related to the Exchange Offer.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
(Assuming 100% of the Existing Notes Are Exchanged)

	As of June 30, 2009
		Adjustment
		for Exchange
	Historical	Offer		Pro Forma
	(In thousands, except share data)

Assets:
Current assets
Cash and cash equivalents	$5,484	$(1,516	)(4)	$3,268
		(700	)(4)
Restricted cash	15,592			15,592
Accounts and other receivables, net of allowance of $20 and $0 in 2008 and 2007, respectively	1,195			1,195
Inventory	1,405			1,405
Prepaid costs and other current assets	4,522	(186)		4,336
Assets held for sale	5,706			5,706

Total current assets	33,904	(2,402)		31,502
Property, vessels and equipment, net	110,852			110,852
Deferred income taxes	746			746
Other intangibles, net	7,282			7,282
Other assets	1,110			1,110

Total assets	$153,894	$(2,402)		$151,492
Liabilities:
Current liabilities:
Accounts payable	$13,019	$		$13,019
Passenger and participant deposits	15,873			15,873
Accrued expenses	4,669	(758)		3,911
Current portion of long term debt	948			948
Deferred income taxes	746			746
Liabilities related to assets held for sale	3,888			3,888

Total current liabilities	39,143	(758)		38,385
Long term debt, net of discount of $8,851 at June 30 2009	88,149	(46,362	)(2)
		(9,609	)(1)	32,178	(2)

Total liabilities	$127,292	$(56,729)		$70,563
Stockholders’ equity:
Preferred stock, $.01 par value; 2,000,000 shares authorized; none issued	—			—
Common stock, $.01 par value; 40,000,000 shares authorized; 11,318,067 and 10,888,655 shares issued and outstanding in 2008 and 2007, respectively	109	223	(1)	332
Additional paid-in capital	110,823	9,386	(1)	120,209
Accumulated deficit	(84,331)	44,718		(39,613)
Accumulated other comprehensive income	1			1

Total stockholders’ equity	$26,602	$54,327		$80,929

Total liabilities and stockholders’ equity	$153,894	$(2,402)		$151,492

Pro Forma Working Capital

Current Assets	$31,502
Less Current Liabilities	(38,385)

(6,883)

See the accompanying notes to the unaudited pro forma consolidated financial information, which are an integral part of this data.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
(Assuming 100% of the Existing Notes Are Exchanged)

					Twelve Months Ended
	Six Months Ended June 30, 2009				December 31, 2008
		Adjustment				Adjustment
		for Exchange				for Exchange
	Historical	Offer		Pro Forma	Historical	Offer		Pro Forma

Revenues:
Passenger ticket revenue	$23,981			$23,981	$126,248			$126,248
Onboard and other cruise revenue	5,473			5,473	24,747			24,747
Travel and event related	1,948			1,948	14,941			14,941

	31,402			31,402	165,936			165,936
Costs and operating expenses:
Cruise operating expenses Compensation and benefits	4,181			4,181	26,040			26,040
Passenger expenses	1,775			1,775	10,579			10,579
Materials and services	12,430			12,430	59,601			59,601
Repairs and maintenance	3,831			3,831	12,309			12,309
Commissions and other cruise operating expenses	2,323			2,323	13,438			13,438

	24,540			24,540	121,967			121,967
Selling and tour promotion	4,162			4,162	12,355			12,355
General and administrative	5,984			5,984	31,201			31,201
Depreciation and amortization	5,461			5,461	13,466			13,466
Impairment charge	16,684			16,684	—			—
Loss on asset disposal	—			—	7,008			7,008

	56,831			56,831	185,997			185,997
Operating loss	(25,429)			(25,429)	(20,061)			(20,061)
Other income (expense):
Interest and dividend income	44			44	719			719
Interest expense	(3,333)	$3,313	(3)	(20)	(8,268)	$6,498	(3)	(1,770)
Other income(expense), net	406			406	5,618			5,618

	(2,883)	3,313		430	(1,931)	6,498		4,567
(Loss) from continuing operations before taxes	(28,312)	3,313		(24,999)	(21,992)	6,498		(15,494)
Provision (benefit) for income taxes	(191)	700		509	53	2,469		2,522

(Loss) from continuing operations	(28,121)	2,613		(25,508)	(22,045)	4,029		(18,016)
(Loss) income from discontinued operations	(5,338)			(5,338)	(16,137)			(16,137)

Net (loss) income	$(33,459)	$2,613		$(30,846)	$(38,182)	$4,029		$(34,153)

Earnings (loss) per share from continuing operations:
Basic and Diluted(5)	$(2.53)	$1.77		$(0.76)	$(2.02)	$1.48		$(0.54)

Earnings (loss) per share from discontinued operations Basic and Diluted(5)	$(0.48)	$0.32		$(0.16)	$(1.47)	$0.99		$(0.48)

Net income (loss) per share:
Basic and Diluted(5)	$(3.01)	$2.09		$(0.92)	$(3.49)	$2.46		$(1.03)

Weighted average common shares outstanding:
Basic(5)	11,117	22,346		33,463	10,926	22,347		33,273
Diluted(5)	11,117	22,346		33,463	10,926	22,347		33,273
(Assumes new shares issued at beginning of period)

See the accompanying notes to the unaudited pro forma consolidated financial information, which are an integral part of this data.

Notes to Unaudited Pro Forma Consolidated Financial Information (Assuming 100% of the Existing Notes Are Exchanged)

1. The fair value of equity granted to creditors or the 22,346,534 shares of Common Stock expected to be issued is based on the trading value of the Company’s stock on September 4, 2009 or the day the Support Agreements were entered into by Holders of approximately 59.5% of the Existing Notes. The fair value of the Common Stock was calculated as 22,346,534 × $0.43, being the closing price of the Common Stock on September 4, 2009, for a total of $9,609,000. The ultimate gain realized by the Company will be measured at the closing price of the Common Stock on the day the transaction is complete. See the table below that illustrates the possible results based on various trading prices during recent months.

Company Stock Price	New Shares Issued	Resulting Gain
	(In thousands)	(In thousands)

$1.04	22,347	$32,731
$0.66	22,347	$41,223
$0.43	22,347	$46,632
$0.38	22,347	$47,480
$0.28	22,347	$49,714

2. The cash payments under the New Notes are equal to the principal amount of $26.5 million due at maturity on January 15, 2012 and the semi-annual interest payments at 10% per year totaling $5.7 million.

3. These pro forma unaudited financial statements assume the New Notes replaced the Existing Notes as of the beginning of the first period presented or January 1, 2008. Accordingly, the interest expense related to the Existing Notes has been removed from the Statement of Operations for the year ended December 31, 2008 and the six months ended June 30, 2009. Interest expense for these periods totaled $6.5 million and $3.3 million, respectively.

4. The Company estimates that it will incur $1.5 million in legal and professional fees as direct costs of the Exchange Offer. These costs are reflected as a reduction in the gain on settlement of the Existing Notes. The Company expects to incur a current tax liability of $0.7 million in connection with the Exchange Offer based on a preliminary estimate of Federal alternative minimum tax and certain state income taxes associated with the transaction. The Company estimates the taxable gain will be off-set by net operating losses to the extent available under Section 382 of the Internal Revenue Code of 1986, alternative minimum taxes and availability for state purposes. Due to the existence of the valuation allowance, future changes in the Company’s unrecognized tax benefits will not impact the Company’s effective tax rate.

5. Earnings per share calculations have been adjusted to reflect (1) the decrease in net loss due to the reduction in interest expense and (2) the additional 22,346,534 shares of Common Stock assumed to be issued and outstanding during each period presented.

          (3) Book Value
          The section under the caption “Historical and Unaudited Pro Forma Financial Data—Book Value” beginning on page 22 of the Offer to Exchange is hereby amended and restated in its entirety as follows:
          As of June 30, 2009, we had a net tangible book value of $19.3 million, or $1.77 per share of Common Stock. Net tangible book value per share is equal to our total tangible assets less total liabilities, divided by the number of shares of our outstanding Common Stock.
          After giving effect to the consummation of the Exchange Offer assuming that either approximately 59.5%, 75% or 100% of the outstanding Existing Notes have been validly tendered and exchanged for Exchange Consideration, our pro forma net tangible book value as adjusted as of June 30, 2009, would be as follows:
•	approximately $52.8 million, or approximately $2.18 per pro forma share of Common Stock, if 59.5% of the outstanding Existing Notes are validly tendered and exchanged for Exchange Consideration;

•	approximately $60.9 million, or approximately $2.20 per pro forma share of Common Stock, if 75% of the outstanding Existing Notes are validly tendered and exchanged for Exchange Consideration; and

•	approximately $73.6 million, or approximately $2.21 per pro forma share of Common Stock, if 100% of the outstanding Existing Notes are validly tendered and exchanged for Exchange Consideration.
          Unless otherwise indicated, the number of outstanding shares of Common Stock in this Offer to Exchange excludes:
•	64,391 shares of Common Stock issuable upon exercise of stock options outstanding as of June 30, 2009; and

•	1,075,957 shares of Common Stock available for future grant under our stock option plans as of June 30, 2009.
          (4) Ratio of Earnings to Fixed Charges
          The section under the caption “Historical and Unaudited Pro Forma Financial Data—Ratio of Earnings to Fixed Charges” beginning on page 23 of the Offer to Exchange is hereby amended and restated by amending and restating the second paragraph in its entirety as follows:
          Our unaudited pro forma ratios of earnings to fixed charges below give effect to the financial impact of the settlement of the Exchange Offer, as if the Exchange Offer was consummated as of January 1, 2008. After giving effect to the consummation of Exchange Offer, our pro forma consolidated statement of operations will not reflect interest expense with respect to the New Notes in accordance with SFAS 15, “Accounting by Debtors and Creditor for Troubled Debt Restructurings.”

Assuming that either approximately 59.5% or 75% of the outstanding Existing Notes have been validly tendered and exchanged for Exchange Consideration, our earnings will be inadequate to cover fixed charges by the amounts set forth in the tables below:
     Assuming 59.5% of the Existing Notes are Exchanged

	Six months ended
	June 30,	Year ended Dec 31,
	2009	2008
Amount of deficiency (in thousands)	$(27,703)	$(21,804)
     Assuming 75% of the Existing Notes are Exchanged

	Six months ended
	June 30,	Year ended Dec 31,
	2009	2008
Amount of deficiency (in thousands)	$(26,675)	$(20,514)
     Assuming 100% of the Existing Notes are Exchanged
          If 100% of the outstanding Existing Notes have been validly tendered and exchanged for Exchange Consideration, we will have no other fixed charges as defined above. Accordingly, pro forma Ratio of Earnings to Fixed Charges information cannot be presented if 100% of the outstanding Existing Notes have been validly tendered and exchanged for Exchange Consideration.

	Six months ended
	June 30,	Year ended Dec 31,
	2009	2008
Ratio of Earnings to Fixed Charges	n/a	n/a
          (5) Minimum Cash Balance
          The first sentence under the caption “Risk Factors—Risks Related to the Exchange Offer—The indenture for the New Notes contains restrictive covenants that may limit our ability to operate our business and create a risk of default” on page 25 of the Offer to Exchange is hereby amended by adding the words “of $2,000,000” after the words “minimum cash balance.”
          (6) Necessity of Additional Sources of Cash if $10 Million Working Capital Facility Not Obtained
          The paragraph under the caption “Risk Factors—Risks Related to the Exchange Offer—We may not be able to enter into the Working Capital Facility on satisfactory terms or at all and other alternative borrowing options may not be available to us” on page 25 of the Offer to Exchange is hereby amended by deleting the last sentence of the paragraph and by replacing that sentence with the following two sentences:

          If we do not obtain the $10 million Working Capital Facility, we will need additional sources of cash in the next several months to continue funding our operations. Failure to secure additional sources of cash, whether through the sale of our non-Windstar Cruises assets, new financing or restructuring of existing debt, may result in our inability to continue as going concern and the impairment of our recorded long-lived assets.
          (7) Provisions of the New Notes Could Discourage an Acquisition
          The paragraph under the caption “Risk Factors—Risks Related to the Exchange Offer—Provisions of the New Notes could discourage an acquisition of us by a third party” on page 28 of the Offer to Exchange is hereby amended and restated in its entirety as follows:
          The redemption provisions of the New Notes could make it more expensive or more difficult for a third party to acquire us due to the requirements to repurchase the New Notes in cash at par value upon a change of control or a sale of all or substantially all of our assets (or our entry into an agreement for such a sale).
          (8) Designation of Directors
          The paragraph under the caption “Risk Factors—Risks Related to the Exchange Offer—Certain holders of our Existing Notes will have a director designee on our Board of Directors and may exercise significant influence over the Company and their interests may conflict with the interest of other stockholders” on page 28 of the Offer to Exchange is hereby amended by adding the following two sentences to the end of that paragraph:
          For example, the directors designated by such Holders may exert influence over significant corporate transactions such as asset sales, debt restructuring transactions or issuances of additional capital stock. In addition, in matters requiring or otherwise involving a vote of stockholders, each of such Holders will have the ability to vote a significant percentage of our Common Stock for or against any proposal, provided such holders maintain their post-Exchange Offer Common Stock ownership positions.
          (9) Failure to Make Scheduled October 13, 2009 Interest Payment
          The paragraph under the caption “Risk Factors—Risks Related to the Exchange Offer— If the Exchange Offer is not consummated on or before November 13, 2009, then, to avoid an Event of Default under the Existing Indenture, we will be required to make an interest payment equal to approximately $1.8 million with respect to the Existing Notes, which will reduce the amount of cash available to fund operations” on page 30 of the Offer to Exchange is hereby amended by amending and restating the second sentence of that paragraph in its entirety with the following two sentences:
          On October 15, 2009, a scheduled interest payment of approximately $1.8 million became due and payable with respect to the Existing Notes. We did not make the scheduled interest payment on October 15, 2009, resulting in a default under the Existing Indenture.
          (10) Capitalization
          The section under the caption “Capitalization” on page 35 of the Offer to Exchange is hereby amended and restated in its entirety as follows:

          The following table sets forth as of June 30, 2009:
•	our actual capitalization; and

•	our capitalization after giving effect to the consummation of the Exchange Offer assuming that either 59.5%, 75% or 100% of the outstanding Existing Notes have been validly tendered and exchanged for Exchange Consideration and, in each case, estimated transaction expenses payable by us of approximately $1.5 million.
          This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” incorporated by reference to our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2009.

	June 30, 2009
		As Adjusted	As Adjusted	As Adjusted
	Actual	(59.5%)	(75%)	(100%)
	(In thousands, except for share and per share data)

Cash and cash equivalents	$5,484	$3,968	$3,668	$3,268

Indebtedness:
Existing Notes, net of discount of $8,851	$88,149	$35,665	$22,037	$—
New Notes	—	17,869	23,139	32,178
Guaranteed principal payment to MARAD	948	948	948	948

Total indebtedness	89,097	54,482	46,124	33,126
Stockholders’ equity:
Preferred stock, $.01 par value; 2,000,000 shares authorized, none issued and outstanding	—	—	—	—
Common stock, $.01 par value; 40,000,000 shares authorized, 11,173,267 shares issued and outstanding before the offering	109	242	277	332
Additional paid-in capital	110,823	116,411	117,862	120,209
Accumulated deficit	(84,331)	(56,613)	(49,953)	(39,613)
Accumulated other comprehensive income	1	1	1	1

Total stockholder’s equity	26,602	60,041	68,187	80,929

Total capitalization	$115,699	$114,523	$114,311	$114,055

          (11) Determination of Exchange Consideration
          The section under the caption “The Exchange Offer—Terms of the Exchange Offer” on page 38 of the Offer to Exchange is hereby amended by adding the following new paragraph after the first paragraph:
          The exchange ratio of Existing Notes for Exchange Consideration was determined through arm’s length negotiations with each of the counterparties to the Support Agreements. The exchange ratio of $273.1959 of principal amount of New Notes per $1,000 principal amount of Existing Notes was calculated based on an agreement to issue up to $26.5 million aggregate principal amount of New Notes. The exchange ratio of 230.3766 shares of our Common Stock per $1,000 principal amount of Existing Notes was calculated based on an agreement to issue Common Stock representing in the aggregate up to 66.67% of our outstanding Common Stock immediately following the Exchange Offer. Both of these aggregate figures were agreed based upon arm’s length negotiations with each of the counterparties to the Support Agreements.
          (12) Background to the Exchange Offer
          The section under the caption “The Exchange Offer” of the Offer to Exchange is hereby amended by adding the following new subsection with the caption “—Background to the Exchange Offer” before the subsection with the caption “—Purpose of the Exchange Offer” on page 45:
Background to the Exchange Offer
          Due to the global downturn in the economy, specifically (i) the decrease in vacationers’ discretionary spending and the direct negative impact this has had on cruise bookings, (ii) the decrease in corporate spending on incentive programs and (iii) the tightening effect of the credit market on financing for construction projects, we have suffered significant operating losses and our financial condition has deteriorated significantly during the last two years. Consequently, for some time, we have been seeking additional financing sources and attempting to renegotiate our existing debt obligations. In February 2009, we announced our intention to sell or exit our non-Windstar Cruises related assets and businesses as part of a restructuring of our business to focus on our Windstar Cruises operations. Our non-Windstar Cruises related assets and businesses included our marine business, travel and events business and our remaining Majestic America Line vessels, which we had already determined to sell. Our restructuring also involved a consolidation of our cruise and corporate headquarters in Seattle. These restructuring initiatives are now substantially complete, except for the disposition of the remaining Majestic America Line vessels, which we intend to sell in an orderly fashion.

          As a result of our need for additional financing and the deterioration in our financial condition, the report from our independent registered public accounting firm regarding our consolidated financial statements for the year ended December 31, 2008 included an explanatory paragraph expressing substantial doubt about our ability to continue as a going concern. Our ability to continue as a going concern is subject to our ability to obtain additional sources of cash, which could include the sale of our non-Windstar Cruises assets, new financing or a restructuring of existing debt. If we are not able to sell our non-Windstar Cruises assets, raise additional financing or renegotiate our existing debt, we could be forced to curtail certain of our operations that could be harmful to our results of operations and future prospects. If we cease to continue as a going concern, due to lack of available capital or otherwise, you could lose your entire investment in us.
          On September 4, 2009, we entered into the three separate Support Agreements with three significant Holders of our Existing Notes that would allow us to restructure and significantly reduce our outstanding debt through the Exchange Offer. See “The Exchange Offer Commitment and Support Agreements” above. We commenced the Exchange Offer on September 25, 2009 after finalizing the terms of the Exchange Offer, including the New Notes, with the three significant Holders of our Existing Notes.
          On October 15, 2009, a scheduled interest payment of approximately $1.8 million became due and payable on the $97 million aggregate principal amount outstanding of Existing Notes. We did not make the scheduled interest payment on October 15, 2009, resulting in a default under the Existing Indenture. Under the terms of the Existing Indenture, we must make the scheduled interest payment prior to the expiration of a period of 30 days from October 15, 2009 in order to avoid an event of default under such indenture. If an event of default occurs, the trustee or the Holders of not less than 25% in aggregate principal amount of the outstanding Existing Notes may declare the principal and accrued and unpaid interest on all the outstanding Existing Notes immediately due and payable.
          (13) Purpose of the Exchange Offer
          The section under the caption “The Exchange Offer—Purpose of the Exchange Offer” on page 45 of the Offer to Exchange is hereby amended by adding the following new paragraphs after the existing paragraph:
          The table below shows (i) the amount of New Notes that would be issued based on varying amounts of Existing Notes that could be tendered and (ii) the amount of decrease of our annual interest based on the specified amount of Existing Notes being tendered.

Amount of Existing Notes	Amount of New Notes Issued to	Amount of Decrease in Annual
Tendered and Accepted(1)	Tendering Note Holders	Interest(2)
$57,750,000	$15,777,064	$587,919
$72,750,000	$19,875,000	$740,625
$97,000,000	$26,500,000	$987,500

(1)	The varying amounts of Existing Notes tendered and accepted are based on (i) only the Existing Notes held by the three Holders who have signed Support Agreements being tendered and accepted, (ii) 75% of the aggregate principal amount of Existing Notes being tendered and accepted and (iii) all Existing Notes being tendered and accepted, respectively.

(2)	The decrease in annual interest is based on the reduction of interest payments on the Existing Notes less increase of interest payments on the New Notes. Interest on the New Notes may be paid in kind or in cash, at our option, while interest on the Existing Notes is payable in cash. The table above reflects the decrease in annual cash interest on the tendered Existing Notes based on the 3.75% interest rate on the Existing Notes, whereas the financial statements contained herein reflect an effective interest rate of 6.75% in accordance with Financial Accounting Standards Board Staff Position APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement).” In addition, SFAS No. 15 requires that the interest to be paid under the New Notes be considered in the calculation of the gain on settlement of the Existing Notes. All prospective interest payments made based on the terms of the New Notes will be accounted for as reductions of the carrying amount of the New Notes. Accordingly, interest expense on the New Notes will not be reflected as interest expense on our consolidated statement of operations for periods after the Exchange Offer.
          The Exchange Offer will also reduce, and possibly eliminate, our outstanding Existing Notes, whose Holders have the option to require us to purchase, in cash at par value, all or a portion of the Existing Notes on April 15, 2012, April 15, 2017 and April 15, 2022 or upon the occurrence of specified fundamental changes (as defined in the Existing Indenture). See “Comparison of Rights between the Notes and the Common Stock.”
          (14) Impact of the Exchange Offer
          The section under the caption “The Exchange Offer” of the Offer to Exchange is hereby amended by adding the following new subsection with the caption “—Impact of the Exchange Offer” after the subsection with the caption “—Purpose of the Exchange Offer” on page 45:
Impact of the Exchange Offer
          As stated above, Holders of approximately 59.5% in principal amount of the outstanding Existing Notes, or $57,750,000, have agreed to tender their Existing Notes in the Exchange Offer. No minimum amount of Existing Notes must be tendered in the Exchange Offer and all Holders may participate in the Exchange Offer. As a result, the amount of Existing Notes tendered in the Exchange Offer could range from $57,750,000 to $97,000,000 (assuming no breach of the Support Agreements). The table below shows (i) the amount of shares of our Common Stock that would be issued based on varying amounts of Existing Notes that could be tendered and (ii) the percentage that those shares of Common Stock would represent of our outstanding Common Stock as of September 22, 2009 after giving effect to the Exchange Offer.

	Number of Shares of Common	Percentage of Shares of
Amount of Existing Notes	Stock Issued to Tendering Note	Common Stock Issued to
Tendered and Accepted(1)	Holders	Tendering Note Holders
$57,750,000	13,304,249	54.4%
$72,750,000	16,759,898	60.0%
$97,000,000	22,346,534	66.7%

(1)	The varying amounts of Existing Notes tendered and accepted are based on (i) only the Existing Notes held by the three Holders who have signed Support Agreements being tendered and accepted, (ii) 75% of the aggregate principal amount of Existing Notes being tendered and accepted and (iii) all Existing Notes being tendered and accepted, respectively.
          As shown in the table above, the existing shares held by our Common Stockholders prior to the Exchange Offer will be reduced from 100% of our outstanding Common Stock prior to the Exchange Offer to an amount between 33.3% and 45.6% of our outstanding Common Stock after the Exchange Offer.
          (15) Repurchase
          The section under the caption “Comparison of Rights between the Notes and the Common Stock— Repurchase” on page 48 of the Offer to Exchange is hereby amended and restated in its entirety as follows:
          Holders of our Common Stock do not have the right to require us to repurchase any shares of our Common Stock.
          Holders of the Existing Notes have the right to require us to repurchase, in cash at par value, our outstanding Existing Notes on April 15, 2012, April 15, 2017 and April 15, 2022. In addition, subject to certain exceptions, Holders of Existing Notes will have the right to require us to repurchase, in cash at par value, our outstanding Existing Notes upon certain specified fundamental changes. Under the indenture for the Existing Notes, a fundamental change occurs if (1) our continuing directors (as defined in the indenture for the Existing Notes) cease to constitute a majority of our Board of Directors (or, if applicable, a successor person to us); (2) any person acquires beneficial ownership of shares of our capital stock entitling the person to exercise 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors; (3) we merge or consolidate with or into any other person, another person merges into us or we convey, sell, transfer or lease all or dispose of all or substantially all of our assets to another person; (4) our Common Stock ceases to be listed on the NASDAQ Global Market and is not listed on an established national securities exchange or automated over-the-counter trading market in the United States; or (5) our stockholders pass a resolution approving a plan of liquidation, dissolution or winding up.
          Holders of the New Notes will have certain rights to require us to repurchase the New Notes as described below under the caption “Description of New Notes—Covenants—Limitation on Certain Asset Dispositions” and “Description of New Notes—Covenants—Change of Control.”
          (16) Release of Majestic America Line Vessels
          The section under the caption “Description of New Notes—Security” beginning on page 51 of the Offer to Exchange is hereby amended to add the following new paragraph before the last paragraph of that section:
          As discussed above under the caption “The Exchange Offer—Background to the Exchange Offer,” as part of our ongoing restructuring, we intend to dispose of the remaining Majestic America Line vessels in an orderly fashion. Under the terms of the New Indenture and Security Documents, if the Company sells one of the remaining Majestic America Line vessels, the liens on such vessel will be released provided that the asset disposition covenant in the New Indenture is complied with and the disposition is otherwise in compliance with the terms of the New Indenture.

          (17) Material U.S. Federal Tax Considerations
          The section with the caption “Certain Material U.S. Federal Income Tax Considerations” beginning on page 77 of the Offer to Exchange is hereby amended by deleting the word “Certain” from the caption and by replacing the word “certain” in the first sentence of the second paragraph under the caption with the words “the material.”
          (18) Incorporation of Documents by Reference
          The section under the caption “Incorporation of Documents by Reference” on page 87 of the Offer to Exchange is hereby amended by replacing the reference to the Company’s current report on Form 8-K, filed with the SEC on September 25, 2009 with a reference to the Company’s current report on Form 8-K/A (Amendment No. 2), filed with the SEC on November 3, 2009.
          (19) Acknowledgement of Independent Registered Public Accounting Firm
          The first paragraph under the caption “Acknowledgement of Independent Registered Public Accounting Firm” on page 89 of the Offer to Exchange is hereby amended and restated in its entirety as follows:
          Ernst & Young LLP agrees to the incorporation by reference in this Offer to Exchange and Consent Solicitation of its report dated April 14, 2009 (except for the effects on the consolidated financial statements of (i) the discontinued operations and the retrospective application of FSP APB 14-1 to all periods presented and (ii) the restatement, all described in Note 1, as to which the date is September 25, 2009 and October 29, 2009, respectively), with respect to the consolidated financial statements of Ambassadors International, Inc.
Item 10. Financial Statements.
          Item 10 of the Schedule TO is hereby amended and restated in its entirety as follows:
          (a) Financial Information.
          The information set forth in the Offer to Exchange, as amended by this Amendment to the Original Schedule TO, in the sections entitled “Historical and Unaudited Pro Forma Financial Data — Summary Historical Consolidated Financial Data,” “Historical and Unaudited Pro Forma Financial Data — Ratio of Earnings to Fixed Charges,” “Historical and Unaudited Pro Forma Financial Data — Book Value” and “Where to Find Available Information” is incorporated herein by reference.
          The audited consolidated financial statements and the notes thereto of the Company as set forth in Exhibit 99.2 to the Company’s Current Report on Form 8-K/A (Amendment No. 2) filed with the Securities and Exchange Commission (the “SEC”) on November 3, 2009 and the unaudited consolidated financial statements and the notes thereto of the Company as set forth in the Company’s Quarterly Report on Form
10-Q for the period ended June 30, 2009 are incorporated herein by reference and can also be accessed electronically on the website of the SEC at http://www.sec.gov.
          (b) Pro Forma Financial Information
          The information set forth in the Offer to Exchange, as amended by this Amendment to the Original Schedule TO, in the sections entitled “Historical and Unaudited Pro Forma Financial Data — Unaudited Pro Forma Financial Data,” “Historical and Unaudited Pro Forma Financial Data — Ratio of Earnings to Fixed Charges,” and “Historical and Unaudited Pro Forma Financial Data — Historical and Unaudited Pro Forma Financial Data — Book Value” is incorporated herein by reference.
Item 12. Exhibits.
          Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(D)	Press Release issued by the Company, dated November 4, 2009.

SIGNATURES
          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 4, 2009	AMBASSADORS INTERNATIONAL, INC.
	By:	/s/ Arthur A. Rodney
Arthur A. Rodney
Chief Executive Officer

EXHIBIT INDEX

(a)(1)(A)*	Offer to Exchange, dated September 25, 2009.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(A)	Current Report on Form 8-K, filed September 11, 2009 (including Exhibit 99.1 thereto) (previously filed on September 11, 2009 and incorporated herein by reference).

(a)(5)(B)*	Press Release issued by the Company, dated September 25, 2009.

(a)(5)(C)**	Press Release issued by the Company, dated October 23, 2009.

(a)(5)(D)***	Press Release issued by the Company, dated November 4, 2009.

(b)	None.

(d)(1)	Registration Rights Agreement, dated as of March 28, 2007, by and between the Company and Thomas Weisel Partners (incorporated herein by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed on April 3, 2007).

(d)(2)	Indenture, dated as of April 3, 2007, by and between the Company and Wells Fargo Bank National Association, as Trustee (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on April 3, 2007).

(d)(3)	Form of Global Note (incorporated herein by reference to the Indenture, dated as of April 3, 2007, by and between the Company and Wells Fargo Bank National Association filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on April 3, 2007).

(d)(4)	Purchase Agreement, dated as of March 28, 2007, by and between the Company and Thomas Weisel Partners (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on April 3, 2007).

(d)(5)*	Exchange Offer Commitment and Support Agreement, dated as of September 4, 2009, by and between the Company and Whippoorwill Associates.

(d)(6)*	Exchange Offer Commitment and Support Agreement, dated as of September 4, 2009, by and between the Company and Highbridge International, LLC.

(d)(7)*	Exchange Offer Commitment and Support Agreement, dated as of September 4, 2009, by and between the Company and Polygon Global Opportunities Master Fund.

(d)(8)	Indenture, by and between the Company, the subsidiary guarantors named therein, and Wilmington Trust FSB, as trustee (to be filed by amendment).

(g)	None.

(h)	None.

*	Filed with the Company’s Issuer Tender Offer Statement on Schedule TO filed on September 25, 2009.

**	Filed with Amendment No. 1 to the Company’s Issuer Tender Offer Statement on Schedule TO filed on October 23, 2009.

***	Filed herewith.